Commonwealth Thoroughbreds LLC

1450 North Broadway

Lexington, Kentucky 40505

April 17, 2020

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Katherine Bagley

Office of Trade & Services

Re:	Commonwealth Thoroughbreds LLC (CIK Number: 0001789339) Form 1-A/A (Accession Number: 0001437749-20-007246)

VIA EDGAR

Ladies and Gentlemen:

Commonwealth Thoroughbreds LLC (CIK Number: 0001789339) (the “Company”) hereby withdraws the Pre-qualification amendment for offering statement under Regulation A (Accession Number: 0001437749-20-007246) (the “Form 1A/A”) that was accepted on April 7, 2020 at 11:02 am ET.

Should you have any questions regarding the Form 1A/A or the foregoing matters, please do not hesitate to contact my counsel, Alan K. MacDonald of Frost Brown Todd LLC at 502-568-0277.

Sincerely,

/s/ Brian Doxtator
Chief Executive Officer of Commonwealth Markets Inc., the Managing Member of Commonwealth Thoroughbreds LLC

Copy to:          Alan K. MacDonald